BEST AVAILABLE COPY

新世界發展有限公司
New World Development Company Limited

02 AUG -2 AM 10: 05

Securities & Exchange Commission
Office of International [redacted]
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 205
U S A

02049718

July 25, 2002

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated July 24, 2002 in connection with the connected transaction between the Company and Yue Wah Enterprises Company Limited, a wholly-owned subsidiary of the Company and Bing Fu Investment Company Limited, a wholly-owned subsidiary of Chow Tai Fook Enterprises Limited in duplicate for your files.

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

dlw 9/10

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of the Company announce that the Company and Yue Wah, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Bing Fu, a wholly-owned subsidiary of CTF, on 24th July, 2002.

Pursuant to the Sale and Purchase Agreement, the Company and Yue Wah respectively agreed to dispose to Bing Fu of 12.5% of the entire issued share capital of each of Mightypattern and Waldorf respectively at an aggregate cash consideration of approximately HK$164 million which will be adjusted in accordance with the Completion Accounts to be prepared, finalized and delivered within 3 months after the Completion Date.

Given Bing Fu is a wholly-owned subsidiary of CTF which is the controlling shareholder of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the aggregate consideration of the Disposal is less than the higher of HK$10 million or 3% of the unaudited consolidated net tangible asset value of the Group as at 31st December, 2001, the Disposal is only subject to disclosure by way of this announcement under Rule 14.25(1) of the Listing Rules. The Company will include relevant details of the Disposal in its next published annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT

Date:

24th July, 2002

Parties to the Sale and Purchase Agreement:

Vendor of the Mightypattern Shares:	The Company
Vendor of the Waldorf Shares:	Yue Wah, a wholly-owned subsidiary of the Company
Purchaser of the Waldorf Shares and Mightypattern Shares:	Bing Fu, a wholly-owned subsidiary of CTF

Assets disposed of:

1. 100 ordinary shares of par value of HK$1 each in Mightypattern, representing 12.5% of its entire issued share capital; and
2. a 50% interest in 525 ordinary shares and 525 non-voting deferred shares of par value of HK$100 each in Waldorf, representing 12.5% of its entire issued share capital (the remaining 50% interest in 525 ordinary shares and 525 non-voting deferred shares of par value of HK$100 each in Waldorf is currently beneficially owned by CTF through Bing Fu).

Consideration:

The aggregate consideration shall be 12.5% of the aggregate net asset values of the Companies and their subsidiaries (if any) as at the Completion Date. The aggregate net asset values of the Companies and their subsidiaries (if any) as at the Completion Date shall be calculated as the value of the Properties (which for the purpose of the Sale and Purchase Agreement shall be set at HK$1,400 million) plus the Relevant Current Assets of the Companies and their subsidiaries (if any) all shown or reflected in the Completion Accounts on a consolidated basis (where applicable) and less all liabilities of the Companies and their subsidiaries (if any) all shown or reflected in the Completion Accounts on a consolidated basis (where applicable). In addition, Bing Fu shall procure that 12.5% of any amount of the Receivables recovered after the completion of the Disposal shall, after deduction of all related collection and recovery expenses, be paid to the Vendors.

The aggregate consideration for the Disposal was arrived at after arm's length negotiations between the Vendors and Bing Fu, and was determined on the same basis as that of the aggregate consideration for the Acquisition. The Acquisition was entered into between Bing Fu (as purchaser) and certain independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as vendors) on 29th June, 2002 in relation to the acquisition of 25% of the issued share capital of each of Mightypattern and Waldorf. The value of the Properties was also set at HK$1,400 million for the determination of the aggregate consideration for the Acquisition.

The directors of the Company (including the independent non-executive directors of the Company) consider that the Disposal is under normal commercial terms and the terms of the Disposal (including the value of the Properties) are fair and reasonable so far as the shareholders of the Company are concerned and in the best interest of the Group as a whole.

On the Completion Date, the aggregate consideration for the Disposal was tentatively calculated from the Management Accounts (instead of the Completion Accounts) and paid by Bing Fu to the Vendors in cash. Based on the Management Accounts, the consideration for the Disposal (subject to adjustments) amounted to approximately HK$164 million.

The Completion Accounts for ascertaining any necessary adjustments to the aggregate consideration for the Disposal will be audited and completed within 3 months from the Completion Date. If the aggregate consideration for the Disposal calculated by reference to the Completion Accounts is different from the amount of the aggregate consideration paid by Bing Fu on the Completion Date, a refund or an additional payment (as the case may be) which is equal to the difference will be made by the Vendors or Bing Fu (as the case may be) within 5 days after the receipt by Bing Fu of the Completion Accounts.

The consideration for the Disposal will be used as general working capital of the Group.

Completion:

The completion of the Disposal took place on 24th July, 2002, which was also the date of the completion of the Acquisition.

INFORMATION ON MIGHTYPATTERN

Immediately before the completion of the Acquisition and the Disposal, Mightypattern is owned as to 12.5% by the Company, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Immediately after the completion of the Acquisition and the Disposal, Mightypattern will be owned as to 50% by CTF (through Bing Fu) and as to 50% by an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Mightypattern, through a wholly-owned subsidiary, owns the entire interest in the Shatin Properties which comprise various commercial units in City One Shatin of a total GFA of approximately 414,469 sq.ft. and a total of approximately 986 car parking spaces. The Shatin Properties are for leasing purpose.

The audited consolidated net asset value of Mightypattern and its subsidiaries based on its audited consolidated balance sheet as at 30th June, 2001 was approximately HK$1,970 million. The audited consolidated net profit before taxation of Mightypattern and its subsidiaries based on its audited consolidated profit and loss accounts for each of the two years ended 30th June, 2000 and 2001 were approximately HK$151 million and HK$141 million respectively. The audited consolidated net profit after taxation of Mightypattern and its subsidiaries based on its audited consolidated profit and loss accounts for each of the two years ended 30th June, 2000 and 2001 were approximately HK$127 million and HK$119 million respectively.

INFORMATION ON WALDORF

Immediately before the completion of the Acquisition and the Disposal, Waldorf is owned as to 12.5% by Yue Wah, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Immediately after the completion of the Acquisition and the Disposal, Waldorf will be owned as to 50% by CTF (through Bing Fu) and as to 50% by an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Waldorf owns the entire interest in the Waldorf Properties which comprise all the shop units on Level 3 of Waldorf Garden of a total GFA of approximately 80,842 sq.ft. and a total of approximately 73 car parking spaces. The Waldorf Properties are for leasing purpose.

The audited net asset value of Waldorf based on its audited balance sheet as at 31st December, 2001 was approximately HK$332 million. The audited net profit before taxation of Waldorf based on its audited profit and loss accounts for each of the two years ended 31st December, 2000 and 2001 were approximately HK$20 million and HK$23 million respectively. The audited net profit after taxation of Waldorf based on its audited profit and loss accounts for each of the two years ended 31st December, 2000 and 2001 were approximately HK$17 million and HK$20 million respectively.

GAIN ON THE DISPOSAL

As a result of the Disposal, it is estimated that the Group will record an unaudited gain of approximately HK$161 million which will be reflected in the consolidated profit and loss account of the Group for the year ending 30th June, 2003.

REASONS FOR THE DISPOSAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments and telecommunications business, primarily in Hong Kong and the PRC. The directors of the Company consider that the disposal of the 12.5% equity interests in the Companies, which are passive investments of the Group, will enable the Group to focus on its core business and, at the same time, will enhance the working capital position of the Group.

CONNECTED TRANSACTION

Given that Bing Fu is a wholly-owned subsidiary of CTF which is the controlling shareholder of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the aggregate consideration of the Disposal is less than the higher of HK$10 million or 3% of the unaudited consolidated net tangible asset value of the Group as at 31st December, 2001, the Disposal is only subject to disclosure by way of this announcement under Rule 14.25(1) of the Listing Rules. The Company will include relevant details of the Disposal in its next published annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

"Acquisition"	the acquisition by Bing Fu of 25% of the issued share capital of each of Mightypattern and Waldorf from certain independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates pursuant to a sale and purchase agreement dated 29th June, 2002
"associates"	has the meaning ascribed to it under the Listing Rules
"Bing Fu"	Bing Fu Investment Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CTF
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Companies"	Mightypattern and Waldorf
"Completion Accounts"	audited financial statements of Mightypattern and Waldorf respectively as at the Completion Date (on a consolidated basis, where applicable)
"Completion Date"	24th July, 2002 being the date of the completion of the Acquisition and the Disposal
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Disposal"	the disposal by the Vendors to Bing Fu of the Waldorf Shares and the Mightypattern Shares pursuant to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Accounts"	unaudited financial statements of Mightypattern and Waldorf respectively as at 30th June, 2002 (on a consolidated basis, where applicable)
"Mightypattern"	Mightypattern Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is owned as to 12.5% by the Company, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates immediately before the completion of the Acquisition and the Disposal

"Mightypattern Shares"	100 ordinary shares of par value of HK$1 each in the capital of Mightypattern sold by the Company to Bing Fu under the Sale and Purchase Agreement
"PRC"	the People's Republic of China
"Properties"	the Shatin Properties and the Waldorf Properties
"Receivables"	the outstanding amount of any rent, licence fees, management fees, promotion levies, rates and interests and any other amount receivable by the Companies and their subsidiaries (if any) in respect of the Properties and any other receivables due from other debtors as at the Completion Date
"Relevant Current Assets"	the items that are considered Relevant Current Assets including but not limited to (i) the amount of cash held by the Companies and their subsidiaries (if any); (ii) prepayments; (iii) utility or other deposits; (iv) building owners' account; and (v) all loans, debts and other amounts (if any) due from the shareholders of each of the Companies and their subsidiaries (if any) but excluding other debtors and the Receivables
"Sale and Purchase Agreement"	the sale and purchase agreement dated 24th July, 2002 entered into between the Vendors and Bing Fu in relation to the Disposal
"Shatin Properties"	the commercial units and the car parking spaces on all those pieces or parcels of ground registered in the Land Registry as Sha Tin Town Lot No.1 now known as City One Shatin
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	the Company and Yue Wah collectively
"Waldorf"	Waldorf Realty Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is owned as to 12.5% by Yue Wah, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates immediately before the completion of the Acquisition and the Disposal
"Waldorf Properties"	the shop units and related car parking spaces on all those pieces or parcels of ground registered in the Land Registry as Tuen Mun Town Lot No.194
"Waldorf Shares"	a 50% interest in 525 ordinary shares, and 525 non-voting deferred shares, of par value of HK$100 each in the capital of Waldorf sold by Yue Wah to Bing Fu under the Sale and Purchase Agreement
"Yue Wah"	Yue Wah Enterprises Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Company
"GFA"	gross floor area
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"sq. ft."	square feet
"%"	per cent.

By order of the board
NEW WORLD DEVELOPMENT COMPANY LIMITED
LEUNG CHI-KIN, STEWART
Company Secretary

Hong Kong, 24th July, 2002

2A

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of the Company announce that the Company and Yue Wah, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Bing Fu, a wholly-owned subsidiary of CTF, on 24th July, 2002.

Pursuant to the Sale and Purchase Agreement, the Company and Yue Wah respectively agreed to dispose to Bing Fu of 12.5% of the entire issued share capital of each of Mightypattern and Waldorf respectively at an aggregate cash consideration of approximately HK$164 million which will be adjusted in accordance with the Completion Accounts to be prepared, finalized and delivered within 3 months after the Completion Date.

Given Bing Fu is a wholly-owned subsidiary of CTF which is the controlling shareholder of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the aggregate consideration of the Disposal is less than the higher of HK$10 million or 3% of the unaudited consolidated net tangible asset value of the Group as at 31st December, 2001, the Disposal is only subject to disclosure by way of this announcement under Rule 14.25(1) of the Listing Rules. The Company will include relevant details of the Disposal in its next published annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT

Date:

24th July, 2002

BEST AVAILABLE COPY

Parties to the Sale and Purchase Agreement:

Vendor of the Mightypattern Shares:	The Company
Vendor of the Waldorf Shares:	Yue Wah, a wholly-owned subsidiary of the Company
Purchaser of the Waldorf Shares and Mightypattern Shares:	Bing Fu, a wholly-owned subsidiary of CTF

Assets disposed of:

1. 100 ordinary shares of par value of HK$1 each in Mightypattern, representing 12.5% of its entire issued share capital; and
2. a 50% interest in 525 ordinary shares and 525 non-voting deferred shares of par value of HK$100 each in Waldorf, representing 12.5% of its entire issued share capital (the remaining 50% interest in 525 ordinary shares and 525 non-voting deferred shares of par value of HK$100 each in Waldorf is currently beneficially owned by CTF through Bing Fu).

Consideration:

The aggregate consideration shall be 12.5% of the aggregate net asset values of the Companies and their subsidiaries (if any) as at the Completion Date. The aggregate net asset values of the Companies and their subsidiaries (if any) as at the Completion Date shall be calculated as the value of the Properties (which for the purpose of the Sale and Purchase Agreement shall be set at HK$1,400 million) plus the Relevant Current Assets of the Companies and their subsidiaries (if any) all shown or reflected in the Completion Accounts on a consolidated basis (where applicable) and less all liabilities of the Companies and their subsidiaries (if any) all shown or reflected in the Completion Accounts on a consolidated basis (where applicable). In addition, Bing Fu shall procure that 12.5% of any amount of the Receivables recovered after the completion of the Disposal shall, after deduction of all related collection and recovery expenses, be paid to the Vendors.

3

The aggregate consideration for the Disposal was arrived at after arm's length negotiations between the Vendors and Bing Fu, and was determined on the same basis as that of the aggregate consideration for the Acquisition. The Acquisition was entered into between Bing Fu (as purchaser) and certain independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as vendors) on 29th June, 2002 in relation to the acquisition of 25% of the issued share capital of each of Mightypattern and Waldorf. The value of the Properties was also set at HK$1,400 million for the determination of the aggregate consideration for the Acquisition.

The directors of the Company (including the independent non-executive directors of the Company) consider that the Disposal is under normal commercial terms and the terms of the Disposal (including the value of the Properties) are fair and reasonable so far as the shareholders of the Company are concerned and in the best interest of the Group as a whole.

On the Completion Date, the aggregate consideration for the Disposal was tentatively calculated from the Management Accounts (instead of the Completion Accounts) and paid by Bing Fu to the Vendors in cash. Based on the Management Accounts, the consideration for the Disposal (subject to adjustments) amounted to approximately HK$164 million.

The Completion Accounts for ascertaining any necessary adjustments to the aggregate consideration for the Disposal will be audited and completed within 3 months from the Completion Date. If the aggregate consideration for the Disposal calculated by reference to the Completion Accounts is different from the amount of the aggregate consideration paid by Bing Fu on the Completion Date, a refund or an additional payment (as the case may be) which is equal to the difference will be made by the Vendors or Bing Fu (as the case may be) within 5 days after the receipt by Bing Fu of the Completion Accounts.

The consideration for the Disposal will be used as general working capital of the Group.

Completion:

The completion of the Disposal took place on 24th July, 2002, which was also the date of the completion of the Acquisition.

INFORMATION ON MIGHTYPATTERN

Immediately before the completion of the Acquisition and the Disposal, Mightypattern is owned as to 12.5% by the Company, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Immediately after the completion of the Acquisition and the Disposal, Mightypattern will be owned as to 50% by CTF (through Bing Fu) and as to 50% by an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Mightypattern, through a wholly-owned subsidiary, owns the entire interest in the Shatin Properties which comprise various commercial units in City One Shatin of a total GFA of approximately 414,469 sq.ft. and a total of approximately 986 car parking spaces. The Shatin Properties are for leasing purpose.

The audited consolidated net asset value of Mightypattern and its subsidiaries based on its audited consolidated balance sheet as at 30th June, 2001 was approximately HK$1,970 million. The audited consolidated net profit before taxation of Mightypattern and its subsidiaries based on its audited consolidated profit and loss accounts for each of the two years ended 30th June, 2000 and 2001 were approximately HK$151 million and HK$141 million respectively. The audited consolidated net profit after taxation of Mightypattern and its subsidiaries based on its audited consolidated profit and loss accounts for each of the two years ended 30th June, 2000 and 2001 were approximately HK$127 million and HK$119 million respectively.

INFORMATION ON WALDORF

Immediately before the completion of the Acquisition and the Disposal, Waldorf is owned as to 12.5% by Yue Wah, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Immediately after the completion of the Acquisition and the Disposal, Waldorf will be owned as to 50% by CTF (through Bing Fu) and as to 50% by an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Waldorf owns the entire interest in the Waldorf Properties which comprise all the shop units on Level 3 of Waldorf Garden of a total GFA of approximately 80,842 sq.ft. and a total of approximately 73 car parking spaces. The Waldorf Properties are for leasing purpose.

The audited net asset value of Waldorf based on its audited balance sheet as at 31st December, 2001 was approximately HK$332 million. The audited net profit before taxation of Waldorf based on its audited profit and loss accounts for each of the two years ended 31st December, 2000 and 2001 were approximately HK$20 million and HK$23 million respectively. The audited net profit after taxation of Waldorf based on its audited profit and loss accounts for each of the two years ended 31st December, 2000 and 2001 were approximately HK$17 million and HK$20 million respectively.

GAIN ON THE DISPOSAL

As a result of the Disposal, it is estimated that the Group will record an unaudited gain of approximately HK$161 million which will be reflected in the consolidated profit and loss account of the Group for the year ending 30th June 2003.

3A

REASONS FOR THE DISPOSAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments and telecommunications business, primarily in Hong Kong and the PRC. The directors of the Company consider that the disposal of the 12.5% equity interests in the Companies, which are passive investments of the Group, will enable the Group to focus on its core business and, at the same time, will enhance the working capital position of the Group.

CONNECTED TRANSACTION

Given that Bing Fu is a wholly-owned subsidiary of CTF which is the controlling shareholder of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the aggregate consideration of the Disposal is less than the higher of HK$10 million or 3% of the unaudited consolidated net tangible asset value of the Group as at 31st December, 2001, the Disposal is only subject to disclosure by way of this announcement under Rule 14.25(1) of the Listing Rules. The Company will include relevant details of the Disposal in its next published annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

"Acquisition"	the acquisition by Bing Fu of 25% of the issued share capital of each of Mightypattern and Waldorf from certain independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates pursuant to a sale and purchase agreement dated 29th June, 2002
"associates"	has the meaning ascribed to it under the Listing Rules
"Bing Fu"	Bing Fu Investment Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CTF
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Companies"	Mightypattern and Waldorf
"Completion Accounts"	audited financial statements of Mightypattern and Waldorf respectively as at the Completion Date (on a consolidated basis, where applicable)
"Completion Date"	24th July, 2002 being the date of the completion of the Acquisition and the Disposal
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Disposal"	the disposal by the Vendors to Bing Fu of the Waldorf Shares and the Mightypattern Shares pursuant to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Accounts"	unaudited financial statements of Mightypattern and Waldorf respectively as at 30th June, 2002 (on a consolidated basis, where applicable)
"Mightypattern"	Mightypattern Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is owned as to 12.5% by the Company, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates immediately before the completion of the Acquisition and the Disposal

4

"Mightypattern Shares"	100 ordinary shares of par value of HK$1 each in the capital of Mightypattern sold by the Company to Bing Fu under the Sale and Purchase Agreement
"PRC"	the People's Republic of China
"Properties"	the Shatin Properties and the Waldorf Properties
"Receivables"	the outstanding amount of any rent, licence fees, management fees, promotion levies, rates and interests and any other amount receivable by the Companies and their subsidiaries (if any) in respect of the Properties and any other receivables due from other debtors as at the Completion Date
"Relevant Current Assets"	the items that are considered Relevant Current Assets including but not limited to (i) the amount of cash held by the Companies and their subsidiaries (if any); (ii) prepayments; (iii) utility or other deposits; (iv) building owners' account; and (v) all loans, debts and other amounts (if any) due from the shareholders of each of the Companies and their subsidiaries (if any) but excluding other debtors and the Receivables
"Sale and Purchase Agreement"	the sale and purchase agreement dated 24th July, 2002 entered into between the Vendors and Bing Fu in relation to the Disposal
"Shatin Properties"	the commercial units and the car parking spaces on all those pieces or parcels of ground registered in the Land Registry as Sha Tin Town Lot No.1 now known as City One Shatin
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	the Company and Yue Wah collectively
"Waldorf"	Waldorf Realty Limited, a company incorporated in Hong Kong with limited liability whose entire issued share capital is owned as to 12.5% by Yue Wah, as to 12.5% by CTF (through Bing Fu) and as to 75% by independent third parties not connected with the Company, directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates immediately before the completion of the Acquisition and the Disposal
"Waldorf Properties"	the shop units and related car parking spaces on all those pieces or parcels of ground registered in the Land Registry as Tuen Mun Town Lot No.194
"Waldorf Shares"	a 50% interest in 525 ordinary shares, and 525 non-voting deferred shares, of par value of HK$100 each in the capital of Waldorf sold by Yue Wah to Bing Fu under the Sale and Purchase Agreement
"Yue Wah"	Yue Wah Enterprises Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Company
"GFA"	gross floor area
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"sq. ft."	square feet
"%"	per cent.

By order of the board
NEW WORLD DEVELOPMENT COMPANY LIMITED
LEUNG CHI-KIN, STEWART
Company Secretary

Hong Kong, 24th July, 2002

44